

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

2nd June, 2003.

Attn: Filing Desk - Stop 1-4



Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 29th May 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 2nd June 2003, confirming that the registered office address of EMI Group plc changed to 27 Wrights Lane, London W8 5SW with effect on and from 2nd June 2003.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 03/22

Company Announcements Office,
London Stock Exchange.

2nd June, 2003.

Dear Sirs,

EMI Group plc – Change of Registered Office Address

We advise that the registered office address of EMI Group plc changed to 27 Wrights Lane, London W8 5SW with effect on and from 2nd June 2003.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231